UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 1-14842

e-SIM LTD.
(Translation of registrant’s name into English)

19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

On October 6, 2006 the registrant published a notice in two Israeli daily newspapers of an extraordinary general meeting of shareholders to be held on November 17, 2006 (the “Meeting”), in which the following matters will be submitted to shareholders vote:
1.
Election to the registrant’s board of directors of Messrs. Yaron Eldad, Uri Yaffe, Reuven Kleinman, Menashe Gavish and Zvi Koren (as an external director) and of Ms. Anat Nissim Berdugo (as an external director);

2.	Approval of the grant of options to purchase ordinary shares of the registrant to each of Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman;

3.
Reappointment of the registrant’s auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the year ending January 31, 2007 and authorization of the registrant’s board of directors, with the approval of the audit committee of the registrant’s board of directors, to determine the remuneration of such auditors;

4.
Adjournment of the Meeting and approval of its reconvention for discussion and resolution of the matters set forth in Items 5-10 below on November 22, 2006 at 10:00 A.M. (Israel time)(the "Adjourned Meeting").

5.
***    Ratification and approval of the asset purchase agreement among the registrant, on the one hand, and SKY MobileMedia, Inc. and SKY MobileMedia (Israel) Ltd., on the other hand (collectively, “SKY”), for the sale by the registrant to SKY of substantially all of the registrant’s assets, including its intellectual property, and certain liabilities related thereto (the "SKY Transaction")

6.
***    Ratification and approval of the debt settlement with Marc Belzberg (a majority shareholder of the registrant and the former Chairman of the board of directors and Chief Executive Officer of the registrant) and Yozma Hofsheet Ltd. (“Yozma”), a party related to Mr. Belzberg, whereby the registrant will repay a portion of the outstanding debt to Mr. Belzberg and Mr. Belzberg and Yozma will waive the repayment of the remainder of the debt in consideration of such payment;

7.	*** Approval of the grant of a bonus to each of Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman, upon closing of the SKY Transaction;

8.	*** Approval of the payment of fees to each of the registrant’s directors.

9.	*** Approval of the grant of options to purchase ordinary shares of the registrant to each of Ms. Anat Nissim and Messrs. Zvi Koren and Menashe Gavish

10.	*** Approval of the amendment of the registrant’s name from “e-SIM Ltd.” to “Hadassim Technologies Ltd.”, or any other similar name approved by the Israeli Registrar of Companies.

*** This Item will be brought before the shareholders for their approval only if (a) the appointments of Mr. Menashe Gavish and at least one of Messrs. Yaffe and Kleinman as directors of the registrant together with the appointment of Mr. Zvi Koren and Ms. Anat Nissim Berdugo as external directors of the registrant (pursuant to Item 1) and Item 4 are approved by the shareholders of the Company; (b) the board of directors of the registrant appoints an audit committee; and (c) such item was approved by the audit committee and the board of directors of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM LTD.

Date: October 10 , 2006	By:	/s/ Yaron Eldad
Name: Yaron Eldad
Title: Chief Financial Officer and Chief Operating Officer